3-1-02

This document has 3 pages.

999011

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of March

PRESS RELEASE

TEMBEC INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

2

PRESS RELEASE **FOR IMMEDIATE RELEASE**

Tembec announces pricing of proposed private placement of Senior Notes

Témiscaming, March 5, 2002 - Tembec Inc. announced today that Tembec Industries Inc., a wholly-owned subsidiary of Tembec Inc., has priced the private placement of US$350 million of 7.75% Senior Notes due 2012. The notes are unconditionally guaranteed on a senior unsecured basis by Tembec Inc. The notes are being sold on a private placement basis in the United States under Rule 144A of the U.S. Securities Act of 1933. The closing of the offering is expected to take place on or about March 13, 2002.

The notes were offered at a price of 100% of par and will result in net proceeds of approximately US$345 million. Tembec Industries Inc. intends to use the net proceeds of the offering to redeem US$250 million aggregate principal amount of 9.875% Senior Notes due 2005, to provide for the retirement by purchase or at maturity of the CDN$115 million aggregate principal amount of 8.3% Unsecured Debentures due January 2003 and for general corporate purposes to fund the Company's operations in Canada and the United States. The notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the U.S. Securities Act. Tembec is an integrated forest products company principally involved in the production of wood products, market pulp and papers.

- 30 -

Source : **Tembec Inc.**

Contacts: Michel Dumas
Vice President, Finance & CFO
Tel. : (819) 627-4268

Charles Gagnon
Vice President, Corporate Relations
Tel. : (819) 627-4230

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Date: March 6, 2002

by: ______________________

Claude Imbeau,
Vice-President, General Counsel and Secretary